EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

July 22, 2025

AVINO MARKS ANOTHER QUARTER OF STRONG PRODUCTION RESULTS;

ANNOUNCES DATE OF Q2 EARNINGS CALL

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, continued strong production momentum in the second quarter with 645,602 silver equivalent ounces. Production in the first half of 2025 totaled 1.325 million silver equivalent ounces, which positions the Company well within the range of our original production estimate of 2.5 to 2.8 million silver equivalent ounces for 2025.

PRODUCTION HIGHLIGHTS – Q2 2025 (COMPARED TO Q2 2024)

•	Silver Equivalent Production Increased 5%: Avino produced 645,602 silver equivalent ounces in Q2 2025, representing a 5% increase from Q2 of 2024. This increase was driven by significantly improved mill availability, with our highest quarterly mill throughput in history. This record throughput was partially offset by lower feed grades in all three metals (silver, gold and copper), as we moved through a lower grade section of the mine plan.

•	Record Mill Throughput: In Q2 2025, Avino achieved 36% higher mill throughput versus Q2 2024, totalling a quarterly record of 190,987 tonnes of material. These throughput levels were a result of previous upgrades and automation enhancements made by our operations team, demonstrating significant improvements in mill availability.

•	Gold Production Increased 17%: Q2 2025 production of 1,774 gold ounces represented a 17% increase compared to Q2 2024. This improved production resulted from the increased tonnes processed, alongside significant improvements in gold recoveries to 74% from 70% in Q2 of 2024.

•	Copper Production Increased 12%: Avino produced 1.5 million pounds of copper in Q2 2025, a 12% increase compared to Q2 2024.

•	Silver Production Decreased 3%: Silver production for Q2 2025 was 283,619 ounces, representing a 3% decrease compared to Q2 2024.

July 22, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Marks Another Quarter of Strong Production Results;

Announces Date of Q2 Earnings Call

Avino Mine Production Results

Q2 2025	Q2 2024	Change		YTD 2025	YTD 2024	Change
190,987	140,934	36%	Total Mill Feed (dry tonnes)	358,840	310,529	16%
55	75	-27%	Feed Grade Silver (g/t)	56	63	-11%
0.39	0.48	-19%	Feed Grade Gold (g/t)	0.46	0.47	-1%
0.42	0.51	-18%	Feed Grade Copper (%)	0.46	0.46	-%
85%	87%	-3%	Recovery Silver (%)	85%	87%	-2%
74%	70%	6%	Recovery Gold (%)	75%	70%	7%
83%	88%	-5%	Recovery Copper (%)	85%	86%	-1%
283,619	292,946	-3%	Total Silver Produced (oz)	549,300	543,589	1%
1,774	1,514	17%	Total Gold Produced (oz)	3,999	3,292	21%
1,461,980	1,305,549	12%	Total Copper Produced (lbs)	3,065,323	2,652,659	16%
645,602	616,571	5%	Total Silver Equivalent Produced (oz)[1]	1,324,060	1,246,053	6%

“We are very pleased to report another quarter of strong production at Avino. The second quarter of 2025 saw increased mill availability, which is a direct result of the operational excellence demonstrated by our team during the quarter, as well as the benefits being realized from the upgrades to our mill facilities and spare parts processes that were made in previous periods by operations, maintenance and procurement teams,” said David Wolfin, President and CEO of Avino. “Tonnes milled during the quarter exceeded our internal forecasts, primarily due to improved plant performance and increased operational efficiency. With two strong quarters behind us, we are on track to meet our 2025 production guidance. At La Preciosa, blasting and development activities are progressing steadily as we approach the Abundancia vein structure. With strong performance at the Avino mine year to date and the continued advancement at La Preciosa, we remain on track with our transformational growth strategy.”

Balance Sheet Update

Avino had approximately US$37 million in cash at June 30th, and remains debt-free, excluding operating equipment leases. Our balance sheet continues to strengthen as we execute on our transformational growth strategy.

La Preciosa Update

Blasting and construction of the relatively short 360 metre San Fernando main access decline is underway, and equipment mobilization has been swift, allowing development to advance on plan. The new jumbo drill is working on this ramp as it progresses toward intercepting the Gloria and Abundancia veins. Site services have been installed and an existing building has been renovated for site personnel. Recent photos showcasing the work at La Preciosa are available on the Avino website — click here to view them.

Exploration Resource and Reserve Update

The 2025 delineation drilling commenced at the Avino Mine in April with a program consisting of 9 planned holes from surface. The objective is to test the downdip extension of the Avino vein system below the current lowest mining level, following the trend of previous drilling reported on September 14, 2023. The Avino deposit remains open at depth, and earlier results have shown comparable grades and widths to those currently being mined.

A second surface drill was deployed at La Preciosa to confirm prior drill results from previous operators and to improve the understanding of the grade zonation close to the scheduled mining areas near the ramp. Earlier drill core from previous operators, was extensively utilized to provide sample data for earlier technical reports, so remaining samples were limited. To date, three drill holes have been completed and drilling will continue until the end of October. Drilling information will be utilized in underground mine planning, 3D modelling as well as an update to the Resource estimate that is due in Q1 2026. In addition, Avino is planning on releasing its first mineral reserve estimate at the same time as the Company has now met the requirements for a Producing Issuer under the NI 43-101 standards of disclosure for mineral projects.

July 22, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Marks Another Quarter of Strong Production Results;

Announces Date of Q2 Earnings Call

Earnings Announcement

The Company’s unaudited condensed consolidated interim financial statements for the Second Quarter 2025, will be released after the market closes on Wednesday, August 13, 2025.

A conference call to discuss the Company’s Q2 2025 operational and financial results will be held on Thursday, August 14, 2025, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q2 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

•	Toll Free: 888-506-0062
•	International: +1 973-528-0011
•	Participant Access Code: 992730

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the Company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P.Eng., MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101, has reviewed and approved the technical data in this news release.

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than two years now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on  X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

July 22, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Marks Another Quarter of Strong Production Results;

Announces Date of Q2 Earnings Call

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino properties, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023, and can be viewed within Avino’s latest technical report dated February 5, 2024 for the Pre-feasibility Study and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” “inferred mineral resources”, “proven mineral reserves”, or “probable mineral reserves” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q2 2025, AgEq was calculated using metal prices of $33.64 per oz Ag, $3,280 per oz Au and $4.32 per lb Cu. In Q2 2024, AgEq was calculated using $28.86 per oz Ag, $2,338 per oz Au and $4.43 per lb Cu. For YTD 2025, AgEq was calculated using metal prices of $32.77 per oz Ag, $3,071 per oz Au and $4.28 per lb Cu.  For YTD 2024, AgEq was calculated using metal prices of $26.11 per oz Ag, $2,205 per oz Au and $4.13 per lb Cu. Calculated figures may not add up due to rounding.